  Exhibit 99.1

High Tide Closes Acquisition of a Majority Stake in Remexian Pharma GmbH

CALGARY, AB, Sept. 2, 2025 /CNW/ - High Tide Inc. ("High Tide" or the "Company") (Nasdaq: HITI) (TSXV: HITI) (FSE: 2LYA), the high-impact, retail-forward enterprise built to deliver real-world value across every component of cannabis, is pleased to announce, that further to its press release dated August 14, 2025 (the "August 14 Release"), the Company has completed the acquisition of a 51% interest in Remexian for an estimated purchase price of €26.4 million, such amount to be finalized in 30 days, once the final closing balance sheet is available, and will have a five-year option to acquire the remaining 49% of Remexian at any time after 24 months. Capitalized terms not otherwise defined herein have the meanings attributed to them in the August 14 Release.

"Today marks a transformational moment in High Tide's journey as we officially plant our flag in Europe. With the closing of this majority acquisition of Remexian, High Tide is no longer just a Canadian success story—we are now a global cannabis company with real scale in Europe's largest federally regulated market,"1 said Raj Grover, Founder and Chief Executive Officer of High Tide.

"This transaction not only diversifies our revenue base beyond Canada but also creates a clear runway for expansion across Europe's regulated cannabis markets. With our proven track record of disciplined growth and free cash flow generation, we believe this acquisition positions High Tide for long-term global leadership," added Mr. Grover.

TRANSACTION DETAILS

The Transaction was completed pursuant to the terms of the Acquisition Agreement, a copy of which is available on the Company's SEDAR+ profile at www.sedarplus.ca. It implies an enterprise valuation of €53.4 million, representing 3.64065 times annualized Adjusted EBITDA2 generated during the six months ended March 31, 2025. The estimated purchase price of €26.4 million for the 51% of equity acquired was satisfied as follows.

High Tide acquired 51% of Remexian for (i) €7.65 million in cash (ii) €7.65 million via a Loan with the sellers. The Loan will mature on December 31, 2029, bear 7% annual interest (paid quarterly), and be prepayable at any time by the Company with no penalty, and (iii) 5,864,373 High Tide Shares valued at €11.1 million, on the basis of a deemed price of US$2.1912 per High Tide Share, representing the volume weighted average price per High Tide Share on the Nasdaq for the 10 trading days ending August 8, 2025. The High Tide Shares issued are subject to a hold period of four months and one day. The Transaction has been conditionally approved by the TSXV and is awaiting final approval.

In addition to the foregoing, Remexian's owners have agreed to grant High Tide a Call Option to acquire the remaining interests in Remexian not held by High Tide. The Call Option will be exercisable at any time for a period of five (5) years, following the Call Option Term. The Call Option is exercisable at an enterprise value equal to the trailing twelve months of Adjusted EBITDA multiplied by (i) 4 if the Call Option is exercised in the first twelve (12) months of the Call Option Term, or (ii) 3.64065 if exercised thereafter. In addition, High Tide has agreed to grant Remexian's owners a Put Option to put to High Tide the remaining interests in Remexian not held by High Tide, at an enterprise value equal to the trailing twelve months of Adjusted EBITDA multiplied by 3.64065. The consideration under the Call Option or the Put Option, if exercised, will be satisfied in a combination of cash and High Tide Shares, at High Tide's discretion. The Call Option has a minimum price of €15 million, and is subject to a minimum cash payment of at least 40%, and the Put Option is subject to a minimum cash payment of at least 30%.

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[1] Source: Prohibition Partners | The European Cannabis Report: 10th Edition
[2] Adjusted Earnings before interest, taxes, depreciation, and amortization ("EBITDA"). This measure does not have a standardized meaning prescribed by International Financial Reporting Standards ("IFRS") and is, therefore, unlikely to be comparable to similar measures presented by other issuers. Non-IFRS measures provide investors with a supplemental measure of operating performance and, therefore, highlight trends in the core business that may not otherwise be apparent when relying solely on IFRS measures.

ABOUT HIGH TIDE

High Tide, Inc. is the leading community-grown, retail-forward cannabis enterprise engineered to unleash the full value of the world's most powerful plant. Its wholly owned subsidiary, Canna Cabana, is the second-largest cannabis retail brand globally. High Tide (HITI) is uniquely-built around the cannabis consumer, with wholly-diversified and fully-integrated operations across all components of cannabis, including:

Bricks & Mortar Retail: Canna Cabana™ is the largest cannabis retail chain in Canada, with 207 current locations spanning British Columbia, Alberta, Saskatchewan, Manitoba, Ontario and growing. In 2021, Canna Cabana became the first cannabis discount club retailer in the world.

Retail Innovation: Fastendr™ is a unique and fully automated technology that employs retail kiosks to facilitate a better buying experience through browsing, ordering and pickup.

Consumption Accessories: High Tide operates a suite of leading accessory e-commerce platforms across the world, including Grasscity.com, Smokecartel.com, Dailyhighclub.com, and Dankstop.com.

Brands: High Tide's industry-leading and consumer-facing brand roster includes Queen of Bud™, Cabana Cannabis Co™, Daily High Club™, Vodka Glass™, Puff Puff Pass™, Dopezilla™, Atomik™, Hue™, Evolution™ and more.

CBD: High Tide continues to cultivate the possibilities of consumer CBD through Nuleafnaturals.com, FABCBD.com, blessedcbd.de and blessedcbd.co.uk.

Wholesale Distribution: High Tide keeps that cannabis category stocked with wholesale solutions via Valiant™.

Licensing: High Tide continues to push cannabis culture forward through fresh partnerships and license agreements under the Famous Brandz™ name.

High Tide consistently moves ahead of the currents, having been named one of Canada's Top Growing Companies by the Globe and Mail's Report on Business in 2024 for the fourth consecutive year and was recognized as a top 50 company by the TSX Venture Exchange in 2022, 2024 and 2025. High Tide was also ranked number one in the retail category on the Financial Times list of Americas' Fastest Growing Companies for 2023. To discover the full impact of High Tide, visit www.hightideinc.com. For investment performance, don't miss the High Tide profile pages on SEDAR+ and EDGAR.

Neither the TSXV nor its Regulation Services Provider (as that term is defined in the policies of the TSXV) accepts responsibility for the adequacy or accuracy of this release.

CONTACT INFORMATION

Media Inquiries
Carter Brownlee
Communications and Public Affairs Advisor
High Tide Inc.
cbrownlee@hightideinc.com
403-770-3080

Investor Inquiries
Vahan Ajamian
Capital Markets Advisor
High Tide Inc.
vahan@hightideinc.com

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

This press release may contain "forward-looking information" and "forward-looking statements within the meaning of applicable securities legislation. The use of any of the words "could", "intend", "expect", "believe", "will", "projected", "estimated" and similar expressions and statements relating to matters that are not historical facts are intended to identify forward-looking information and are based on the Company's current belief or assumptions as to the outcome and timing of such future events. The forward-looking statements herein include, but are not limited to, statements regarding: the final purchase price of the Transaction; the Company expanding across Europe's regulated cannabis markets; either the Put or Call Options being exercised; the Company acquiring the remaining interest in Remexian; the manner in which either option is exercised and satisfied; the Company having long-term global leadership; future success of Remexian and future growth of the German medical cannabis market; and future changes to Germany's medical cannabis framework. Readers are cautioned not to place undue reliance on forward-looking information. Actual results and developments may differ materially from those contemplated by these statements. Although the Company believes that the expectations reflected in these statements are reasonable, such statements are based on expectations, factors, and assumptions concerning future events which may prove to be inaccurate and are subject to numerous risks and uncertainties, certain of which are beyond the Company's control, including but not limited to the risk factors discussed under the heading "Non-Exhaustive List of Risk Factors" in Schedule A to our current annual information form, and elsewhere in this press release, as such factors may be further updated from time to time in our periodic filings, available at www.sedarplus.ca and www.sec.gov, which factors are incorporated herein by reference. Forward-looking statements contained in this press release are expressly qualified by this cautionary statement and reflect the Company's expectations as of the date hereof and are subject to change thereafter. The Company undertakes no obligation to update or revise any forward-looking statements, whether as a result of new information, estimates or opinions, future events or results, or otherwise, or to explain any material difference between subsequent actual events and such forward-looking information, except as required by applicable law.

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SOURCE High Tide Inc.

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%CIK: 0001847409

CO: High Tide Inc.

CNW 06:00e 02-SEP-25